As Filed Pursuant to Rule 424(b)(2)
Registration No. 333-284510

Supplement No. 1 dated March 23, 2026

(To Base Prospectus Supplement dated November 4, 2025

and Prospectus dated January 27, 2025)

Class A Common Stock

Preferred Stock

This supplement relates to the offer and sale of shares of our class A common stock, par value $0.001 per share, and shares of several series of our preferred stock, par value $0.001 per share, pursuant to the Omnibus Sales Agreement, dated as of November 4, 2025, as amended (the “Sales Agreement”), by and among us and the sales agents identified therein (the “Agents”) and supplements the base prospectus supplement dated November 4, 2025 related thereto. This supplement shall be read in conjunction with the base prospectus supplement and the accompanying prospectus dated January 27, 2025. Except as set forth herein, the base prospectus supplement and the accompanying prospectus remain unchanged.

This supplement is being filed to reflect that on March 23, 2026 we entered into joinders with each of Moelis & Company LLC (“Moelis”), A.G.P./Alliance Global Partners (“Alliance”) and StoneX Financial Inc. (“StoneX”), which added Moelis, Alliance and StoneX as Agents under the Sales Agreement. Accordingly, each reference in the base prospectus supplement to “Agent” or “Agents” is hereby amended to include Moelis, Alliance and StoneX, as applicable, and each reference in this supplement to “Agent” or “Agents” includes Moelis, Alliance and StoneX, as applicable.

Each time we wish to issue and sell securities under the Sales Agreement, we will notify an Agent of the amount and type of securities to be issued, the dates on which such sales are anticipated to be made, any limitation on the number of securities to be sold in any one day and any minimum price below which sales may not be made. Once we have so instructed an Agent, unless such Agent declines to accept the terms of such notice, such Agent (a “Selling Agent”) has agreed to use its commercially reasonable efforts consistent with its normal trading and sales practices to sell such securities up to the amount specified on such terms. The obligations of a Selling Agent under the Sales Agreement to sell our securities are subject to a number of conditions that we must meet. We will only sell securities of any single class or series through one Selling Agent on any single trading day; provided, however, that such prohibition on the instruction of more than one Selling Agent on any trading day shall not apply to or prohibit the appointment of (A) a second Selling Agent for such class or series on such same day so long as such second Selling Agent’s participation is limited to executing transactions before 9:30 a.m. and/or after 4:00 p.m. New York City time on such day (other than for block sale transactions described below to the extent that the Company appoints a different Selling Agent for such transactions as described below) and (B) an additional Selling Agent for such class or series on such same day so long as such additional Selling Agent’s participation is limited to executing a block sale transaction after 4:00 p.m. New York City time on such day.

Our business and an investment in our securities involve significant risks. These risks are described under the caption “Risk Factors Related to the ATM Offering Programs” beginning on page S-9 of the base prospectus supplement, under the caption “Risk Factors” and “Risk Factor Updates” in each applicable annex to the base prospectus supplement and in the documents incorporated by reference into the base prospectus supplement.

Neither the Securities and Exchange Commission nor any state or foreign securities commission or regulatory authority has approved or disapproved of these securities or passed upon the adequacy or accuracy of this supplement, the base prospectus supplement, any applicable annex to the base prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

TD Securities	Benchmark, a StoneX company	StoneX	A.G.P.

Barclays	BTIG	Canaccord Genuity	Cantor

Clear Street	Compass Point	H.C. Wainwright & Co.	Keefe, Bruyette & Woods A Stifel Company

Maxim Group LLC	Mizuho	Moelis & Company	Morgan Stanley

Santander	SOCIETE GENERALE	Texas Capital Securities

March 23, 2026